SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Travis Boats & Motors, Inc.
                           ---------------------------
                                 Name of Issuer

                                 Class A Common
                          ------------------------------
                          (Title of class of securities)

                                    894363100
                                  ------------
                                  Cusip Number


Check the following box if a fee is being paid with this statement |_| (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page[s])


                                Page 1 of 4 pages

             CUSIP NO.   894363100                13G          Page 2 of 4 pages


             Name of Reporting Person

             1.   Social security or IRS Identification No. of above person

                  Fleet Financial Group, Inc.
                  05-0341324

             2.   Check the appropriate box if a member of a group*

                                                                      (a)   [  ]
                                                                      (b)   [  ]

             3.   SEC Use Only

             4.   Citizenship of place of organization

                  One Federal Street, Boston, Massachusetts 02110

             5.   Sole Voting Power
   Number

 of Shares        272,710

Beneficially
             6.   Shared Voting Power
  Owned by
                  0
    Each

 Reporting   7.   Sole Dispositive Power

   Person         272,710

    with     8.   Shared Dispositive Power

                  0

  9.    Aggregate amount beneficially owned by each reporting person

                  272,710

  10.   Check box if the aggregate amount in row (9) excludes certain shares*

  11.   Percent of class represented by amount in row (9).

                  6.35%

  12.   Type of reporting person*

                  Holding company

                                                               Page 3 of 4 pages


 Item 1(a) Name of Issuer:  Travis Boats & Motors, Inc.

 Item 1(b) Address of Issuer's Principal Executive Offices:

           5000 Plaza on the Lake, Suite 250, Austin, TX  78746

 Item 2(a) Name of Person Filing:  Fleet Financial Group, Inc.

 Item 2(b) Address of Principal Business Office, or if none, Residence:

           One Federal Street, Boston, Massachusetts   02110

 Item 2(c) Citizenship:  Massachusetts

 Item 2(d) Title or Class of Securities:            Common

 Item 2(e) CUSIP Number:                         894363100

 Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a) ( )   Broker or Dealer registered under Section 15 of the Act
 (b) ( )   Bank as defined in Section 3(a)(6) of the Act
 (c) ( )   Insurance Company as defined in Section 3(a)(19) of the Act
 (d) ( ) Investment Company registered under Section 8 of the Investment Company Act
 (e) ( ) Investment Adviser registered under Section 203 of the Investment Company Act
 (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
 (g) (X) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
 (h) ( )   Group, in accordance with 240.13d-1(b)(1)(ii)(H)

 Item 4.   Ownership
 (a)       Amount beneficially owned:                                   272,710
 (b)       Percent of Class:                                              6.35%
 (c)       Number of Shares as to which such person has:

             (i) Sole power to vote or to direct the vote:              272,710
            (ii) Shared power to vote or to direct the vote:                  0
           (iii) Sole power to dispose or to direct the disposition of: 272,710
            (iv) Shared power to dispose or to direct the disposition of:     0

                                                               Page 4 of 4 pages


 Item 5.    Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

 Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

            N/A

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

            Exhibit A attached.

 Item 8.    Identification and Classification of Members of the Group.

            N/A

 Item 9.    Notice of Dissolution of Group.

 Item 10.   Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature  After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

 Date       February 13, 1998

 Signature  /s/  Gunnar S. Overstrom

 Name/Title Gunnar S. Overstrom, Vice Chairman
            Fleet Financial Group

                          TRAVIS BOATS & MOTORS, INC.

                                    EXHIBIT A


SUBSIDIARY ACQUIRING SECURITIES                    CLASSIFICATION
-------------------------------                    --------------

Fleet Investment Advisors                          Bank
Fleet National Bank                                Bank